Tanzanian Royalty
EXPLORATION CORPORATION

CONNECTICUT OFFICE:
PO Box 577
Sherman, CT
U.S.A. 06784
Phone: 1.844.364.1830
Fax : 1.860.799.0350
www.tanzanianroyalty.com

TORONTO OFFICE:
Bay Adelaide Centre, East Tower
22 Adelaide Street West, Suite 3400
Toronto, Ontario
Canada M5H 4E3
Toll Free: 1.844.364.1830

TANZANIAN ROYALTY EXPLORATION CORPORATION SELECTS J. STREICHER & CO. LLC AS ITS NEW DESIGNATED MARKET MAKER FOR TRADING ON THE NYSE MKT

Reinforces Commitment Towards Maintaining Fair and Orderly Market for the Company's Stock

TORONTO, ONTARIO—March 8, 2017- Tanzanian Royalty Exploration Corporation (TNX.TO)(NYSE MKT:TRX) (the "Company") has selected J. Streicher & Co. ("J. Streicher") as its new Designated Market Maker (DMM) for the trading of its common stock on the NYSE MKT. The transition was completed on February 24, 2017.

James E. Sinclair, President and Chief Executive Officer of the Company said, "We are delighted to be working with J. Streicher as our new DMM, handling the traditional specialist duties for our stock on the NYSE MKT. We were impressed by the long history of J. Streicher, operating in the specialist industry since 1910, as well as their strong tradition of unparalleled service, strong company relationships and unwavering principals. As someone who has made markets for many decades, I have a unique respect and appreciation for how J. Streicher operates."

"With 2017 shaping up to be perhaps the most important year for the Company in terms of developments that we expect to have a significant effect on the near-and long-term future of the Company, it was necessary to ensure that we have the right people in place at all facets of our business, including the trading in our stock. I look forward to updating our investors on the progress of our Company over the next several weeks to come, including the issuance of our feasibility study," Sinclair concluded.

ABOUT TANZANIAN ROYALTY EXPLORATION CORPORATION:

Tanzanian Royalty Exploration Corporation is a mineral resource company, which engages in the acquisition, exploration and extraction of natural resources on properties in Tanzania, Africa. The company, after successfully exploring for gold, has identified three development projects, Buckreef, Kigosi, and Itetemia. In early 2016, in conjunction with its first gold pour, Tanzanian Royalty Exploration was deemed a commercial producer by the Tanzanian Government. It is currently focused on its Buckreef Gold Project located in north central Tanzania.

Investor Relations Contact:
Matthew Abenante
Porter, LeVay and Rose
212-564-4700
matthew@plrinvest.com

The Toronto Stock Exchange and NYSE AmexEquities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

###